

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 5, 2017

Brian S. Davis
Chief Financial Officer
Home BancShares, Inc.
719 Harkrider Street, Suite 100
Conway, AR 72032

> **Re:** **Home BancShares, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 9, 2017**
> **File No. 333-217789**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please disclose the closing prices of HBI common stock and SGB common stock on March 27, 2017, the last trading day before the merger was announced, and as of a latest practicable date.

Opinion of Hovde Group, LLC, Financial Advisor to SGB, page 47

2. Please quantify the fee SGB paid to Hovde when it rendered its fairness opinion and the completion fee to be paid to Hovde upon the closing of the merger transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Opinion of RBC Capital Markets, LLC, Financial Advisor to HBI, page 55

3.   We note your disclosure that HBI's management provided to RBCCM certain financial projections and forecasts of HBI, SGB and the combined post-merger company. Please revise to disclose these projections and forecasts or provide us an analysis supporting your determination that disclosure of such information is not material to the analyses performed by RBCCM in reaching its opinion that the merger consideration was fair from a financial point of view.

Documents Incorporated by Reference, page 113

4.   We note that you have incorporated by reference certain filings made by SGB with the FDIC. Please provide us with your analysis as to the eligibility of the SGB to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

Exhibit 8.1 - Form of Opinion of Mitchell, Williams, Selig, Gates & Woodyard

5.   We note counsel's statement that it has "conclusively assumed that neither you nor your counsel knows of any reason why the opinions set forth herein may be incorrect." Please remove this statement or tell us why counsel believes this assumption is appropriate.

6.   We note the statement in the third to last paragraph of the tax opinion that "[t]he foregoing opinions are for the exclusive reliance by HBI and Centennial." Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: C. Douglas Buford, Jr., Esq.